Exhibit 12

LEXINGTON REALTY TRUST
and Consolidated Subsidiaries
For the years ended December 31,
($000's)
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Earnings	2012	2011	2010	2009	2008
Loss before benefit (provision) for income taxes, noncontrolling interests, equity in earnings (losses) of non-consolidated entities, gain on acquisition and discontinued operations	$(9,598)	$(50,290)	$(28,240)	$(7,114)	$(2,349)
Interest expense	95,443	102,736	111,287	115,489	135,071
Amortization expense - debt cost	3,360	3,742	5,229	4,508	4,013
Cash received from joint ventures	7,497	11,689	4,590	20,948	28,052
Total	$96,702	$67,877	$92,866	$133,831	$164,787

Fixed charges:
Interest expense	$95,443	$102,736	$111,287	$115,489	$135,071
Amortization expense - debt cost	3,360	3,742	5,229	4,508	4,013
Capitalized interest expense	3,062	1,769	765	602	350
Preferred stock dividends	20,291	24,507	24,872	25,281	26,915
Total	$122,156	$132,754	$142,153	$145,880	$166,349

Ratio	N/A	N/A	N/A	N/A	N/A

N/A - Ratio is less than 1.0, deficit of $25,454, $64,877, $49,287, $12,049 and $1,562 exists at December 31, 2012, 2011, 2010, 2009 and 2008, respectively.